EXHIBIT 23.1

CONSENT OF KPMG LLP

The Board of Directors

Essex Property Trust, Inc.:

We consent to the use of our report dated February 5, 2002, except as to the second paragraph of note(3)(b) for which the date is February 15, 2002, and the second and third paragraphs of note (2)(k), note (10), and note (13) for which the date is January 6, 2003, relating to the consolidated balance sheets of Essex Property Trust, Inc. and subsidiaries as of December 31, 2001, and 2000 and the related consolidated statements of operations, stockholders' equity and cash flows of Essex Property Trust, Inc. and subsidiaries for each of the years in the three-year period ended December 31, 2001 and the related financial statement schedule, incorporated herein by reference and to the reference of our firm under the heading "Experts" in the registration statement.

/s/ KPMG LLP

San Francisco, California
January 16, 2003